Filed pursuant to Rule 433(f) under the Securities Act of 1933

Free Writing Prospectus, dated February 8, 2021

Relating to the Preliminary Prospectus, dated February 4, 2021

Registration Statement No. 333-252225

BIOPHYTIS S.A.

Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-252225) (the “Registration Statement”) that Biophytis S.A. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Company is making this filing pursuant to Rule 433(f) promulgated under the Securities Act of 1933, as amended.

On February 5, 2021, the French newspaper L’Opinion (the “Publisher”), published an article (the “Article”) that included information regarding the Company and in which Stanislas Veillet, the Company’s Chief Executive Officer, was quoted. The full text of the Article is reproduced below.

As the chief executive of a French biotechnology company with a drug candidate (Sarconeos) in development to treat patients who suffer from severe respiratory manifestations of COVID-19, Mr. Veillet was asked by L’Opinion to comment on how the biotech industry in France could more effectively contribute to the fight against COVID-19.

The Article includes the following statements that the Company wishes to correct and/or clarify:

•	“The French biotech company is in the process of getting listed on Nasdaq to raise the hundreds of millions of euros it needs for its development”

o	As described in the Company’s most recent preliminary prospectus of the Company filed as part of the Registration Statement, dated February 4, 2021 (the “Preliminary Prospectus”), the Company estimates that it will receive net proceeds from the offering of approximately $16.1 million, assuming a public offering price of $16.50 per American Depositary Share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

o	The Company does not expect to raise hundreds of millions of euros from the current offering. As noted in the article and in the Preliminary Prospectus, drug development is expensive and the Company will need to raise additional funds following the offering to advance its drug candidates beyond the intended uses described in the Preliminary Prospectus. The Company is hopeful that a Nasdaq listing may make it easier for the Company to raise money in the future.

•	“Stanislas Veillet is the CEO of this gem of a company with some thirty employees, which has a subsidiary in the United States and another one in Brazil.”

o	As described in the Preliminary Prospectus, the Company has 23 full-time employees, 19 of whom are engaged in research and development activities and four of whom are engaged in general and administrative activities.

•	“It [Biophytis] is the only company, together with an American biotech, in this specific market.”

o	As described in the Preliminary Prospectus, to the Company’s knowledge, there are currently only a few drugs approved for COVID-19 treatments (such as Veklury (remdesivir), which was approved for certain patient populations, and bamlanivimab (LY-CoV55)) in the United States. Based on the Company’s research, none are specifically targeting the modulation of the Renin—Angiotensin System (“RAS”) (which is the Company’s focus), to restore respiratory function. However, there have been multiple clinical trials testing repositioned drugs and new drug candidates or vaccines. A few vaccines have been authorized around the globe; while many more remain in development.

•	“Listed on Euronext, Biophytis invests 20 million euros per year in R&D.”

o	The Company would like to clarify that it is listed on the Growth segment of Euronext, which is the multilateral trading facility for small and medium sized companies.

o	As described in the Preliminary Prospectus, research and development expenses, net for the Company for the years ended December 31, 2018 and 2019 were approximately €9,513 thousand and €9,089 thousand, respectively, and research and development expenses, net for the Company for the six-month period ended June 30, 2019 and 2020 were €4,828 thousand and €5,192 thousand, respectively.

•	“France is the first country in which we submitted an application for authorization to start our clinical development program as soon as the first wave of the Covid-19 epidemic hit. Subsequently, we filed an application in Belgium, in the United Kingdom and in the United States. The fastest response came from Belgium in July, just before the US and UK.”

o	The Company actually received approval to proceed with the study from Belgium in May 2020.

•	“We finally received the response from the French Agence Nationale de Sécurité des Médicaments et des Produits de Santé (ANSM) to open two clinical centers at the Pitié Salpetrière University Hospital in August 2020, and were able to recruit the first patient only in December, in the middle of the second epidemic wave. Brazil, where we had submitted an application later, in view of the evolution of the epidemic, gave its approval as early as September 2020.”

o	As described in the Preliminary Prospectus, the first participant in Part 1 of the COVA study was enrolled in August 2020 in Belgium. The first patient in France was not enrolled until December 2020.

o	The Company received approval from the Brazilian Health Regulatory Agency to Start COVA, a Phase 2/3 Clinical Trial with Sarconeos (BIO101) for the Treatment of Patients with COVID-19 Related Respiratory Failure in August 2020.

•	“Our drug is still in clinical trials. Phase 2 has just been completed. We obtained the approvals from the United States and Brazil to move into Phase 3, which is when the product must prove its therapeutic efficacy. We are still awaiting approval in France and Belgium.”

o	As described in the Preliminary Prospectus, the Company is actively developing Sarconeos (BIO101) in an ongoing global, multicenter double-blind, placebo-controlled, group-sequential, and adaptive two-part Phase 2-3 study (COVA) with 310 patients 45 years old and older with severe respiratory symptoms of COVID-19.

o	As described in the Preliminary Prospectus, authorization has been obtained for most clinical centers from regulatory authorities (national regulatory agency and/or central IRB and/or local Ethics Committees) in the United States and Brazil for the start of Part 2. Enrollment for Part 1 was completed on January 21, 2021. Enrollment for Part 2 of the study is expected to be completed in the first quarter of 2021. The first interim analysis is anticipated to occur in the first quarter of 2021 (subject to any COVID-19-related delays and the impact of the current pandemic on the Company’s operations), with results of the study and submission for Emergency Use Authorization with the U.S. Food and Drug Administration and conditional marketing authorization with the European Medicines Agency expected in the second quarter of 2021 (subject to any delays in patient recruitment or retention, interruptions in sourcing or supply chain, regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic).

•	“For our European Cova study on Sarconeos, we had to obtain authorization from three agencies (France, Belgium, United Kingdom), each with its own requirements. Then we had to harmonize a protocol, before going back to these agencies to obtain their approval.”

o	The Company would like to clarify that it was required to obtain authorizations from the applicable regulatory agencies in France, Belgium and the United Kingdom in order to start the COVA study, and was then required to harmonize a protocol, before going back to these agencies to proceed into Part 2 of the COVA study.

•	“Our ambition, shared with those who are carrying out the project, is to complete this study at the end of the first quarter and report the results in the second quarter. Then to file a conditional marketing authorization in Europe, the United States and Brazil, in order to begin commercializing in the third quarter of 2021.”

o	As described in the Preliminary Prospectus, enrollment for Part 2 of the COVA study is expected to be completed in the first quarter of 2021. The first interim analysis is anticipated to occur in the first quarter of 2021 (subject to any COVID-19-related delays and the impact of the current pandemic on the Company’s operations), with results of the study and submission for Emergency Use Authorization with the U.S. Food and Drug Administration and conditional marketing authorization with the European Medicines Agency expected in the second quarter of 2021 (subject to any delays in patient recruitment or retention, interruptions in sourcing or supply chain, regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic). Based on this timeline, and subject to the Company’s receipt of the necessary regulatory approvals, the Company would expect to begin taking steps in the third quarter of 2021 to prepare for commercialization.

•	“We work with Thermo Fisher Patheon, a large global US operator, whose European plants are based in Germany, Austria and France. We are in the process of choosing one of these sites. For marketing and distribution, there are two options. The one chosen by BioNTech, the partnership with a world-class partner (Pfizer). Or agreements with regional, medium-sized and more flexible labs. We will not have any trouble getting organized.”

o	As described in the Preliminary Prospectus, the Company’s contract manufacturing partner for both Sarconeos (BIO101) and Macuneos (BIO201) is Patheon, a part of Thermo Fisher Scientific, located in Germany. The Company has not entered into a long-term manufacturing agreement with Patheon or any other contract manufacturer. As noted in the Preliminary Prospectus, the Company may be unable to enter into an agreement for the manufacture and commercial supply of its product candidates or do so on commercially reasonable terms, which could have a material adverse impact upon its business.

o	The Company would also like to clarify that there are more than two options for distribution and that the two options mentioned in this statement were merely given as examples. The Company believes it has the flexibility to identify and secure the right partnership for distribution, if it receives the necessary regulatory approvals for commercialization and if and when that becomes possible, subject to the risks set forth in the “Risk Factors” section of the Preliminary Prospectus.

•	“Our primary market will remain Euronext, but yes, we are going to Nasdaq in order to obtain better valuation, and to be able to gradually raise the hundreds of millions of euros we need to industrialize our products.”

o	As described in the Preliminary Prospectus, the Company estimates that it will receive net proceeds from the offering of approximately $16.1 million, assuming a public offering price of $16.50 per American Depositary Share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will need additional funds following the offering to advance its drug candidates beyond the intended uses described in the Preliminary Prospectus. The Company is hopeful that a Nasdaq listing may make it easier for the Company to raise money in the future.

The Publisher is unaffiliated with the Company, the underwriters and all other offering participants.  No payment was made nor consideration given by or on behalf of the Company, any underwriter or other offering participant for the Article or its dissemination.

A registration statement on Form F-1 relating to the securities described herein has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not, and is not intended to, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Electronic copies of the preliminary prospectus relating to and describing the terms of the offering may also be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, by telephone at +1 (646) 975-6996, or by email at placements@hcwco.com.

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INTERVIEW

Experienced !

Stanislas Veillet (Biophytis): ‘‘Do we want to be disruptive in France, to develop treatments and vaccines?’’

Muriel Motte

5 February 2021 6 a.m. CET

The French biotech company is in the process of getting listed on Nasdaq to raise the hundreds of millions of euros it needs for its development

© Audoin DESFORGES

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The biotech company Biophytis is in clinical trials of Sarconeos (BIO101), its drug candidate for the treatment of severe respiratory failures related to Covid. It is the only company, together with an American biotech, in this specific market. Stanislas Veillet is the CEO of this gem of a company with some thirty employees, which has a subsidiary in the United States and another one in Brazil. Listed on Euronext, Biophytis invests 20 million euros per year in R&D.

Tell us about the obstacle course of Sarconeos in France...

France is the first country in which we submitted an application for authorization to start our clinical development program as soon as the first wave of the Covid-19 epidemic hit. Subsequently, we filed an application in Belgium, in the United Kingdom and in the United States. The fastest response came from Belgium in July, just before the US and UK.

We finally received the response from the French Agence Nationale de Sécurité des Médicaments et des Produits de Santé (ANSM) to open two clinical centers at the Pitié Salpetrière University Hospital in August 2020, and were able to recruit the first patient only in December, in the middle of the second wave of the epidemic. Brazil, where we had submitted an application later, in view of the evolution of the epidemic, gave its approval as early as September 2020.

Our drug is still in clinical trials. Phase 2 has just been completed. We obtained the approvals from the United States and Brazil to move into phase 3, which is when the product must prove its therapeutic efficacy. We are still awaiting approval in France and Belgium. Some centers, ready to enroll new patients in the study, are therefore not yet able to recruit them.

How do you explain this burdensome process in France?

The ANSM's response always comes after that of all foreign agencies. The slow administrative treatment may be related to a lack of resources. For us, as a French and European company, the problem is twofold: how can the ANSM speed up the authorization process for clinical studies in times of health emergency? And can Europe harmonize its protocols on this point? Public health policy remains national. For our European Cova study on Sarconeos, we had to obtain authorization from three agencies (France, Belgium, United Kingdom), each with its own requirements. Then we had to harmonize a protocol, before going back to these agencies to obtain their approval.

When do you hope to be able to market the Sarconeos?

Our ambition, shared with those who are carrying out the project, is to complete this study at the end of the first quarter and report the results in the second quarter. Then to file a conditional marketing authorization in Europe, the United States and Brazil, in order to begin commercializing in the third quarter of 2021. Which means tomorrow! This implies a strengthening of Biophytis industrially, financially and commercially to be able to treat hundreds of thousands of patients who, with or without a vaccine, will suffer from respiratory insufficiency. The virus adapts very well to humans, as can be seen with the variants, which makes it necessary to treat respiratory failures alongside with oxygen therapy, to avoid as much as possible the need for intensive care.

Are you properly prepared for this phase of industrialization and commercialization?

The western pharmaceutical industry has been getting rid of its factories for thirty years. They have been taken over by companies specializing in the production of active ingredients. We work with Thermo Fisher Patheon, a large global US operator, whose European plants are based in Germany, Austria and France. We are in the process of choosing one of these sites. For marketing and distribution, there are two options. The one chosen by BioNTech, a partnership with a world-class partner (Pfizer). Or agreements with regional, medium-sized and more flexible labs. We will not have any trouble getting organized.

What is the hierarchy of obstacles faced by a biotech like yours in order to grow?

Everything is related to way the French society is structured, which is risk-averse and very conservative, especially in the technological field. This results in difficulties in getting access to financing for new projects. In France there are no more than 3-4 large funds, supported by Bpifrance, capable of supporting a private company that has no turnover, and to support the development of a drug. Then, when you are listed on Euronext, which is our case like about 50 other biotechs, you can hope to raise 10 or 20 million euros every two years. But to develop a drug and turn it into a drug treatment, you need at least 100 million euros! Last year, BioNTech raised $250 million from investors, and it received 375 million euros from the German government. Yet it had no idea how effective its vaccine would be. Do we or do we not want to be disruptive and develop treatments and vaccines in France? If so, we must necessarily find the means to finance companies up to this level.

‘‘France must believe in its biotech industry, driven by public research. Financing it, facilitating innovation by removing regulatory barriers’’

That's the reason why you are going to list Biophytis on the Nasdaq?

Our primary market will remain Euronext, but yes, we are going to Nasdaq in order to obtain better valuation, and to be able to gradually raise the hundreds of millions of euros we need to industrialize our products. Entering into an agreement with a manufacturer is an alternative often used in France. Meanwhile, biotechs fill the "pipe" of major laboratories, but very few manage to grow themselves. Nasdaq works on a different logic: we finance you if your technology has potential. Regeneron, Moderna are biotechs that raise hundreds of millions of dollars every year.

There are of course balanced partnerships, as is the case of the BioNTech-Pfizer agreement. It enables the acceleration of vaccine production, without pre-empting BioNTech's technological platform and future production capacities. It's a win-win situation. But most often, biotech buyouts result in value destruction: the large lab takes the product and captures, or neglects, the technology. Yet it is the small teams that are very close to the academic and hospital environment that carries innovations.

What are the lessons of the pandemic for French research?

France must believe in its biotech industry, driven by public research. Financing it, facilitating innovation by removing regulatory barriers. We need to create institutional investment funds to help companies grow, to simplify regulations for clinical studies so that it is an advantage and not a constraint to be French. Let's learn the full lessons of this crisis, let's change, let's make things evolve, it's the only way to structure a stronger biotech industry in France.